

July 25, 2013

Via E-mail
Wesley S. McDonald
President and Chief Executive Office
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

> **Re: Kohl's Corporation**
> **Form 10-K for Fiscal Year Ended February 2, 2013**
> **Filed March 22, 2013**
> **File No. 001-11084**

Dear Mr. McDonald:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note you include e-commerce sales in your comparable store sales metric. Please enhance your disclosure in this section to separately account for your e-commerce sales and provide us with your proposed disclosure in this regard. For example, your 2013 Outlook does not provide current expectations for fiscal 2013 as it pertains solely to e-commerce, separate from store sales. To the extent material, please also revise the last table on page 18 to provide this information for your e-commerce sales. Please see Item 303(a) of Regulation S-K.

2013 Outlook

2. We note your decline in the store portion of your comparable stores sales as well as the decline in net sales per selling square foot over the last three years. We further note your

cash provided by operations decreased by 41 percent in 2012. In light of these aspects of your operations, please enhance your disclosure in this section or elsewhere, as appropriate, to provide the following:

- Additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance;
- Whether you expect your financial position to remain at its current level or to increase or decrease; and
- Challenges and risks you face, both the short and long term, and the actions you are taking to address them.

Please see Item 303 of Regulation S-K and SEC Release No. 33-8350. Please provide us with your proposed disclosure in this regard.

Results of Operations, page 17

3. We note you provide a discussion of the various business reasons behind the increase in SG&A from the prior year. However, in circumstances where there is more than one driver behind the change, you should quantify the incremental impact of each individual driver in your discussion so as to enable investors to better understand your performance. For example, you state that in 2012, SG&A increased due primarily to, among other things, increased marketing, investments in technology and infrastructure related to your E-Commerce business and the extra week in the 2012 retail calendar and that these increases were partially offset by lower incentive costs. While this information is helpful, you do not quantify the individual components of SG&A which resulted in an increase from the prior year. Please quantify these individual line items and provide us with your proposed disclosure in this regard. Please see Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or me at, at (202) 551-3720 if you have any questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Richard D. Schepp
        General Counsel